 COVER LETTER

July 1, 2011

Securities and Exchange Commission
Attn:  Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Protect Pharmaceutical Corporation Amendment No. 1 to Preliminary 14C (Filed June 23, 2011) SEC File No. 000-54001

Dear Mr. Riedler:

In response to your letter dated June 30, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Protect Pharmaceutical Corporation (“Protect” or the “Company”).  Amendment No. 1 to the Preliminary Information Statement on Schedule 14C is being filed concurrently with this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.  For your convenience, we have reproduced below the comments contained in the Staff’s June 30-letter in italicized text immediately before our response.

Reasons for and Effects of the Increase in Common Stock, page 3

Comment 1.
In addition to accommodating the equity line financing, please revise your disclosure to include a discussion of any other specific plans to issue the newly authorized common shares.  If you currently do not have any other specific plans to issue the newly authorized shares, please include a statement to that effect.

Response to Comment 1:  We have added disclosure at the end of the second paragraph under the “Reasons for and Effects of the Increase in Common Shares” heading on page 3 as follows:

“Except for the shares issuable under the investment agreement, we do not have any current plans to issue additional newly authorized common shares.”

Reasons for and Effects of Adding Preferred Shares, page 4

Comment 2.
Please revise your disclosure to include a discussion of any specific plans to issue the newly authorized blank check preferred stock.  If you currently do not have specific plans to issue the newly authorized shares, please include a statement to that effect.

Response to Comment 2:  Please be advised that the last sentence of the second paragraph under the “Reasons for and Effects of Adding Preferred Shares” on page 4 in our original filing reads as follows:

There are currently no shares of preferred stock outstanding and we do not have any present intention of issuing any such shares in the immediate futures.

Because we believe the above statement fully addresses your comment, we are not making any revision in response to your comment.

In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly, /S/ Leonard E. Neilson Leonard E. Neilson

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Attachments
cc:  Ramesha Sesha, CEO, Protect Pharmaceutical Corporation

Attachment No. 1

Protect Pharmaceutical Corporation
759 Bloomfield Avenue
Suite 411
West Caldwell, New Jersey 07006

July 1, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of Protect Pharmaceutical Corporation (the “Company”) to the SEC letter dated June 30, 2011, SEC File No. 000–54001, the Company hereby acknowledges that:

●      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

●      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Protect Pharmaceutical Corporation

By:   /S/     Ramesha Sesha
Its:           CEO